NEWS RELEASE

Crosshair and Universal Uranium Ltd. Settle Litigation

Dated: April 29th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) announces that it entered into a definitive agreement with Universal Uranium Ltd. (TSX-V: UUL) (“UUL”) to settle all outstanding litigation between Crosshair and UUL.

The settlement agreement requires Crosshair and UUL to file a consent dismissal order dismissing both the Crosshair claim and the UUL counterclaim.  Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”).  Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in UUL or vote those shares in favour of UUL management’s proposals for a period of thirty-six months.  As of April 27, 2010, Crosshair held 2,222,222 UUL shares and 2,222,222 UUL warrants.

As per the original voting trust agreement between Crosshair and UUL announced on July 30, 2008 (the “2008 Voting Trust Agreement”), UUL is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals.  As of April 27, 2010, UUL held 4,436,000 Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and UUL are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  If UUL fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, UUL has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void.  Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement.  UUL would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.